FOR IMMEDIATE RELEASE

Enterra Energy Trust updates exchangeable share ratio

Calgary, Alberta – January 25, 2007 – Enterra Energy Trust (TSX: ENT.UN, NYSE: ENT) updates the exchange ratio of Rocky Mountain Acquisition Corp. exchangeable shares, effective on the redemption date of January 19, 2007 (the “Redemption Date”).  The exchange ratio of 1.21445 is effective on January 19, 2007.

The exchange ratio of Rocky Mountain Acquisition Corp. exchangeable shares on the Redemption Date is calculated as follows:

Record date of Enterra Energy Trust distribution	December 31, 2006
Opening exchange ratio	1.19626
Enterra Energy Trust distribution per unit	US$0.12
Ten-day weighted-average US$ trading price of ENT (prior to January 19, 2007)	US$7.89
Increase in exchange ratio*	0.01819
Redemption date of the increase in exchange ratio	January 19, 2007
Exchange ratio as of redemption date	1.21455

*The exchange ratio is calculated by multiplying the Enterra Energy Trust distribution per unit by the opening exchange ratio and dividing by the ten-day weighted average US$ trading price of ENT prior to the Redemption Date.

As previously advised, Enterra Energy Corp. exchangeable shares will be automatically redeemed on January 31, 2007.  Holders of these exchangeable shares can exchange all or a portion of their holdings at any time prior to January 31, 2007 by giving notice to their investment advisor or Olympia Trust Company at its principal transfer office at Suite 2300, 125 - 9th Avenue SE, Calgary, Alberta T2G 0P6.

About Enterra: Enterra Energy Trust is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in Alberta and British Columbia, Canada, and in Oklahoma and Wyoming, U.S.A.

For further information, please contact:

E. Keith Conrad

President and CEO, Enterra Energy Trust
Telephone: (877) 263-0262
E-mail: ekconrad@enterraenergy.com

Victor Roskey

Senior VP and CFO, Enterra Energy Trust
Telephone: (877) 263-0262
E-mail: vroskey@enterraenergy.com

www.enterraenergy.com